UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS FOURTH-QUARTER AND FULL YEAR 2018 RESULTS FOR IMMEDIATE RELEASE

Full Year 2018 Highlights

➢	Consolidated Net Sales and Operating Segment Income grew 8.2% and 8.5%, respectively

➢	Advertising sales grew 2.1% during the year

➢	Double-digit growth in Cable MSO Segment Sales and Operating Segment Income of 11.0%

➢	Sky reached 92 thousand of broadband RGUs

➢	Televisa concludes its restructuring analysis with the decision to remain as a vertically integrated media and telecommunications operator

Consolidated Results

Mexico City, February 21, 2019 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or the “Company”), today announced results for full year and fourth quarter 2018. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the years ended December 31, 2018 and 2017, in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2018 with 2017:

	2018	Margin %	2017	Margin %	Change %
Net sales	101,282.3	100.0	93,586.2	100.0	8.2
Net income	7,615.3	7.5	6,026.4	6.4	26.4
Net income attributable to stockholders of the Company	6,009.4	5.9	3,973.4	4.2	51.2

Segment net sales	106,094.4	100.0	96,930.4	100.0	9.5
Operating segment income (1)	40,679.2	38.3	37,492.5	38.7	8.5
(1) The operating segment income margin is calculated as a percentage of segment net sales.

Net sales increased by 8.2% to Ps.101,282.3 million in 2018 compared with Ps.93,586.2 million in 2017. This increase was attributable to the growth in Content and Cable segments revenues. Operating segment income increased by 8.5%, reaching Ps.40,679.2 million with a margin of 38.3%.

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2018 RESULTS	1

Net income attributable to stockholders of the Company amounted to Ps.6,009.4 million in 2018, compared with Ps.3,973.4 million in 2017. The net increase of Ps.2,036.0 million, or 51.2%, mainly reflected (i) a Ps.4,015.9 million favorable change in other income or expense, net; and (ii) a Ps.3,323.0 million increase in income before depreciation and amortization. These favorable variances were partially offset by (i) a Ps.2,687.5 million increase in finance expense, net; (ii) a Ps.1,380.4 million decrease in share of income of associates and joint ventures; (iii) a Ps.1,329.5 million increase in depreciation and amortization; and (iv) a Ps.352.6 million increase in income taxes.

Full Year Results by Business Segment

The following table presents full year consolidated results ended December 31, 2018 and 2017, for each of our business segments. Full year consolidated results for 2018 and 2017 are presented in millions of Mexican pesos.

Net Sales	2018	%	2017	%	Change %
Subtotal Content	36,490.1	34.4	33,997.2	35.1	7.3
World Cup rights	2,733.6	2.6	n/a	n/a	n/a
Content	39,223.7	37.0	33,997.2	35.1	15.4
Sky	22,002.2	20.7	22,196.6	22.9	(0.9)
Cable	36,233.0	34.2	33,048.3	34.1	9.6
Other Businesses	8,635.5	8.1	7,688.3	7.9	12.3
Segment Net Sales	106,094.4	100.0	96,930.4	100.0	9.5
Intersegment Operations (1)	(4,812.1)		(3,344.2)		(43.9)
Net Sales	101,282.3		93,586.2		8.2

Operating Segment Income (2)	2018	Margin %	2017	Margin %	Change %
Subtotal Content	13,444.6	36.8	12,825.3	37.7	4.8
World Cup rights	1,410.5	51.6	n/a	n/a	n/a
Content	14,855.1	37.9	12,825.3	37.7	15.8
Sky	9,767.3	44.4	10,106.6	45.5	(3.4)
Cable	15,302.5	42.2	14,034.8	42.5	9.0
Other Businesses	754.3	8.7	525.8	6.8	43.5
Operating Segment Income	40,679.2	38.3	37,492.5	38.7	8.5
Corporate Expenses	(2,154.7)	(2.0)	(2,291.0)	(2.4)	5.9
Depreciation and Amortization	(19,834.2)	(19.6)	(18,504.7)	(19.8)	(7.2)
Other Expense, net	1,562.3	1.5	(2,453.6)	(2.6)	n/a
Operating Income	20,252.6	20.0	14,243.2	15.2	42.2
1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2018 RESULTS	2

Content
Fourth quarter sales increased by 0.3% to Ps.10,642.8 million compared with Ps.10,605.8 million in fourth quarter 2017.
Full year sales increased by 15.4% to Ps.39,223.7 million compared with Ps.33,997.2 million in 2017.

	Millions of Mexican pesos	2018	%	2017	%	Change %
	Advertising	21,154.9	53.9	20,719.1	61.0	2.1
	Network Subscription Revenue	4,814.3	12.3	4,058.1	11.9	18.6
	Licensing and Syndication	10,520.9	26.8	9,220.0	27.1	14.1
	Subtotal Content	36,490.1	93.0	33,997.2	100.0	7.3
	World Cup rights	2,733.6	7.0	n/a	n/a	n/a
	Net Sales	39,223.7	100.0	33,997.2	100.0	15.4

Advertising

Advertising fourth quarter revenue decreased by 3.7% to Ps.6,565.1 million compared with Ps.6,820.5 million in fourth quarter 2017. Fourth quarter decrease is explained by a substantial decrease in advertising sold to government entities. Full year advertising revenue increased by 2.1%.

We concluded the negotiation of the upfront for a total amount of Ps.16.4 billion, in line with that of the prior year.

Network Subscription Revenue

Fourth-quarter Network Subscription revenue increased by 9.3% to Ps.1,251.6 million compared to Ps.1,145.1 million in fourth-quarter 2017.

Full year Network Subscription revenue increased by 18.6%. The full year increase is mainly explained by the new offerings of our networks which now includes additional rights that resulted in higher overall price. This came into effect in the fourth quarter of 2017.

Licensing and Syndication

Fourth-quarter Licensing and Syndication revenue increased by 7.0% to Ps.2,826.1 million compared to Ps.2,640.2 million in fourth-quarter 2017. Fourth-quarter royalties from Univision reached U.S.$88.0 million compared to U.S.$78.8 million in the fourth-quarter 2017. Royalties in the fourth quarter were negatively affected by a one-time U.S.$65.1 million revenue adjustment in Univision.

For the full year 2018 royalties from Univision reached U.S.$383.6 million. The full year increase of 22.2% in royalties is mainly explained by the step up in the royalty rate, partially compensated by lower revenues of Univision, primarily due to the loss of the carriage of Univision networks by Dish.

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2018 RESULTS	3

World Cup
This year, Content sales benefited from the sublicensing of certain broadcast and digital rights of the 2018 Soccer World Cup in Mexico and other Latin American markets, by Ps.2,733.6 million.

Fourth quarter operating segment income for our Content segment increased by 3.0% to Ps.4,036.7 million compared with Ps.3,919.5 million in fourth quarter 2017; the margin was 37.9%.
Full-year operating segment income for our Content segment increased by 15.8% to Ps.14,855.1 million compared with Ps.12,825.3 million in 2017. The margin was 37.9%.
Sky	Fourth quarter sales decreased by 1.9% to Ps.5,461.9 million compared with Ps.5,568.9 million in fourth quarter 2017. During the quarter, Sky lost 198,617 video revenue generating units, or RGUs.

Full year sales decreased by 0.9% to Ps.22,002.2 million compared with Ps.22,196.6 million in 2017. The number of net video RGUs decreased by 365,486 during the year to 7,637,040 as of December 31, 2018. Sky ended the quarter with 159,027 video RGUs in Central America and the Dominican Republic.

The loss of video RGUs is mainly explained by the disconnections of some customers following our transmission of the World Cup in the second and third quarters. On the other hand, during 2018, Sky added 92 thousand broadband RGUs.

The following table sets forth the breakdown of RGUs per service type for Sky as of December 31, 2018 and 2017.

RGUs	2018	2017
Video	7,637,040	8,002,526
Broadband	91,841	-
Total RGUs	7,728,881	8,002,526

Fourth quarter operating segment income decreased by 4.7% to Ps.2,214.6 million compared with Ps.2,324.1 million in fourth quarter 2017, and the margin was 40.5%. The decrease in margin is explained by the launch of the bundle packages of Blue Telecomm and Sky.

Full year operating segment income decreased by 3.4% to Ps.9,767.3 million compared with Ps.10,106.6 million in 2017, and the margin was 44.4%.
Cable	Fourth quarter sales increased by 10.8% to Ps.9,517.7 million compared with Ps.8,592.9 million in fourth quarter 2017.
Full year sales increased by 9.6% to Ps.36,233.0 million compared with Ps.33,048.3 million in 2017.

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2018 RESULTS	4

Total revenue generating units or RGUs reached 11.8 million including the acquisition of part of the residential fiber-to-the-home business of Axtel. Quarterly organic growth was mainly driven by 229 thousand of voice net additions. Broadband net additions were 81 thousand and video net additions were 6 thousand, for total quarter organic net additions of approximately 316 thousand.

Full year organic net additions were close to 1.2 million RGUs.
The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2018 and 2017.
RGUs	2018 (1)	2017
Video	4,384,247	4,185,150
Broadband	4,479,017	3,797,336
Voice	2,978,508	2,121,952
Total RGUs	11,841,772	10,104,438
(1) It includes 553,226 RGUs acquired from Axtel

Fourth quarter operating segment income increased by 9.1% to Ps.4,005.7 million compared with Ps.3,671.7 million in fourth quarter 2017, and the margin reached 42.1%.
Full year operating segment income increased by 9.0% to Ps.15,302.5 million compared with Ps.14,034.8 million in 2017. The margin reached 42.2%, in line with 2017.
The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our MSO and enterprise operations for 2018 and 2017.

MSO Operations (1) Millions of Mexican pesos	2018	2017	Change %
Revenue	32,279.8	29,067.9	11.0
Operating Segment Income	13,962.0	12,578.0	11.0
Margin (%)	43.3%	43.3%

Enterprise Operations (1) Millions of Mexican pesos	2018	2017	Change %
Revenue	5,341.0	5,218.5	2.3
Operating Segment Income	1,811.9	1,892.6	-4.3
Margin (%)	33.9%	36.3%

(1) These results do not include consolidation adjustments of Ps.1,387.8 million in revenues nor Ps.471.4 million in Operating Segment Income for 2018, neither the consolidation adjustments of Ps.1,238.1 million in revenues nor Ps.435.8 million in Operating Segment Income for 2017. Consolidation adjustments are considered in the consolidated results of the Cable segment.

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2018 RESULTS	5

Other Businesses
Fourth quarter sales increased by 22.7% to Ps.2,598.0 million compared with Ps.2,118.1 million in fourth quarter 2017. The increased is mainly explained by higher revenues in our feature film distribution businesses, gaming and soccer.

Full year sales increased by 12.3% to Ps.8,635.5 million compared with Ps.7,688.3 million in 2017. The increase in revenues was mainly driven by performance in our film distribution, soccer and gaming businesses.

Fourth quarter operating segment income reached Ps.230.6 million compared with Ps.250.4 million in fourth quarter 2017.

Full year operating segment income increased by 43.5% to Ps.754.3 million compared with Ps.525.8 million in 2017, mainly reflecting a decrease in the loss of our publishing business and an increase in operating segment income of our gaming business.

Corporate Expense

Corporate expense decreased by Ps.136.3 million, or 5.9%, to Ps.2,154.7 million in 2018, from Ps.2,291.0 million in 2017. The decrease reflected primarily a lower share-based compensation expense.
Share-based compensation expense in 2018 and 2017 amounted to Ps.1,327.5 million and Ps.1,489.9 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.
Other Income or Expense, Net

Other income or expense, net, changed by Ps.4,015.9 million, to other income, net, of Ps.1,562.3 million in 2018, from other expense, net, of Ps.2,453.6 million in 2017. This favorable change reflected primarily (i) a Ps.3,513.8 million pre-tax gain on disposition of our 19.9% stake in Imagina Media Audiovisual, S.L. (“Imagina”), a Spanish media group, which sale was closed in June 2018 as well as a decrease in non-recurrent severance expense and donations. These favorable variances were partially offset by an impairment adjustment in connection with trademarks in our publishing business.

During fourth quarter 2018, Televisa accounted for other expense, net, of Ps.1,089.0 million, equivalent to a non-recurring increase of Ps.656.5 million from third quarter 2018. Approximately two-thirds of the quarterly increase are non-cash and originated from the impairment of certain trademarks in our publishing business and from the disposition of obsolete infrastructure in our Cable segment, as a result of the ongoing upgrades to our network. The balance of the increase is primarily explained by a one-time payment of certain taxes by Sky in Central America and by certain costs associated to the Axtel acquisition.

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2018 RESULTS	6

Non-operating Results

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the years ended December 31, 2018 and 2017.
	2018	2017	(Increase) decrease
Interest expense	(9,707.3)	(9,245.7)	(461.6)
Interest income	1,567.1	1,481.4	85.7
Foreign exchange gain, net	220.1	768.9	(548.8)
Other finance (expense) income, net	(859.6)	903.2	(1,762.8)
Finance expense, net	(8,779.7)	(6,092.2)	(2,687.5)

Finance expense, net, increased by Ps.2,687.5 million, or 44.1%, to Ps.8,779.7 million in 2018, from Ps.6,092.2 million in 2017.

This increase reflected:
(i)	an unfavorable change of Ps.1,762.8 million in other finance income or expense, net, resulting primarily from a net loss in fair value of our derivative contracts;
(ii)
a Ps.548.8 million decrease in foreign exchange gain, net, resulting primarily from a 0.2% appreciation of the Mexican peso against the U.S. dollar in 2018, in comparison with a 4.5% appreciation in 2017, on a higher average net U.S. dollar liability position; and

(iii)
a Ps.461.6 million increase in interest expense, primarily due to the interest rate applicable to our average Mexican peso debt position, as well as an average annual depreciation of the Mexican peso against the U.S. dollar in connection with our U.S. dollar debt position, which effect was partially offset by a lower average principal amount of debt, finance lease obligations and other notes payable during 2018.

These unfavorable variances were partially offset by a Ps.85.7 million increase in interest income, explained primarily by an increase in applicable interest rates during 2018.
Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, decreased by Ps.1,380.4 million, or 72.1%, to Ps.532.9 million in 2018, from Ps.1,913.3 million in 2017. This decrease reflected mainly (i) the absence of share of income of Imagina, which investment we sold in June 2018; and (ii) a lower share of income of Univision Holdings, Inc. or UHI, the controlling company of Univision Communications Inc., resulting from both a decrease in UHI’s income before income taxes, and the absence of a non-recurring tax benefit recognized by UHI in 2017.
Income Taxes

Income taxes increased by Ps.352.6 million, or 8.7%, to Ps.4,390.5 million in 2018, compared with Ps.4,037.9 million in 2017. This increase reflected a higher tax base, which was partially offset by a lower taxable inflationary gain resulting from the annual inflationary adjustment applied to the net monetary liability position of the Company and a 4.8% inflation in 2018, compared with a 6.8% inflation in 2017.

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2018 RESULTS	7

Net Income Attributable to Non-controlling Interests
Net income attributable to non-controlling interests decreased by Ps.447.1 million, or 21.8%, to Ps.1,605.9 million in 2018, compared with Ps.2,053.0 million in 2017. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Cable and Sky segments.
Other Relevant Information

Capital Expenditures

During 2018, we invested approximately U.S.$969.9 million in property, plant and equipment as capital expenditures. These capital expenditures included approximately U.S.$665.5 million for our Cable segment, U.S.$209.6 million for our Sky segment, and U.S.$94.8 million for our Content and Other Businesses segments.

On December 17, 2018, we acquired from Axtel, S.A.B. de C.V. its residential fiber-to-the-home business and related assets in Mexico City, Zapopan, Monterrey, Aguascalientes, San Luis Potosí and Ciudad Juarez. The total cash value of the transaction amounted to Ps.4,713 million.
Debt, Finance Lease Obligations and Other Notes Payable
The following table sets forth our total debt, finance lease obligations and other notes payable as of December 31, 2018 and 2017. Amounts are stated in millions of Mexican pesos.

	Dec 31, 2018	Dec 31, 2017	Increase (decrease)
Current portion of long-term debt	988.4	307.0	681.4
Long-term debt, net of current portion	120,983.6	121,993.1	(1,009.5)
Total debt [1]	121,972.0	122,300.1	(328.1)
Current portion of finance lease obligations	651.8	580.9	70.9
Long-term finance lease obligations	4,666.1	5,041.9	(375.8)
Total finance lease obligations	5,317.9	5,622.8	(304.9)
Current portion of other notes payable	1,288.4	1,178.4	110.0
Other notes payable, net of current portion	1,288.4	2,505.6	(1,217.2)
Total other notes payable [2]	2,576.8	3,684.0	(1,107.2)

1 As of December 31, 2018 and 2017, total debt is presented net of finance costs in the amount of Ps.1,152.7 million and Ps.1,250.7 million, respectively, and does not include related accrued interest payable in the amount of Ps.1,120.0 million and Ps.1,796.8 million, respectively.
2 Notes payable issued in 2016, in connection with the acquisition of a non-controlling interest in Televisión Internacional, S.A. de C.V., one of our Cable segment subsidiaries.

As of December 31, 2018, our consolidated net debt position (total debt, finance leases and other notes payable, less cash and cash equivalents, temporary investments, and certain non-current investments in financial instruments) was Ps.83,318.5 million. The aggregate amount of non-current investments in financial instruments included in our consolidated net debt position as of December 31, 2018, amounted to Ps.14,448.9 million.

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2018 RESULTS	8

Shares Outstanding

As of December 31, 2018 and 2017, our shares outstanding amounted to 338,329.1 million and 342,337.1 million shares, respectively, and our CPO equivalents outstanding amounted to 2,891.7 million and 2,926.0 million, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of December 31, 2018 and 2017, the GDS (Global Depositary Shares) equivalents outstanding amounted to 578.3 million and 585.2 million, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Concessions Renewal

Televisa renewed its concession titles for the broadcast television signals known as Las Estrellas, Canal 5, Canal 9, Foro TV and other local television stations, for a term of 20 years after the existing expiration dates. For this renewal, Televisa paid Ps.5,753 million in November 2018.

Restructuring Progress and Conclusions

During the fourth quarter we concluded an extensive review to determine if we should launch a separate public entity for one or more of our core operations – Content, Cable or Sky.  We analyzed the financial, tax, and strategic implications, with a focus on total shareholder value.

As a result of this analysis and with the help of our advisors, we have concluded that, under current circumstances, a partial or complete separation of our core Content, Cable or Sky assets would not create shareholder value and could reduce our competitive position in the longer term. While we will continue to evaluate our competitive position in the industry, and our continued performance and results, we expect to maintain our strategic direction focused on maximizing financial performance in our Content and Sky operations, while searching for growth opportunities by continuing our investment and acquisition strategy in Cable.

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2018 RESULTS	9

About Televisa

Televisa is a leading media company in the Spanish - speaking world, an important cable operator in Mexico and an operator of a leading direct - to - home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands, and television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa's audiovisual content is distributed through Univision Communications Inc. ("Univision") the leading media company serving the Hispanic market. Univision broadcasts Televisa's audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable Multiple System Operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.
Disclaimer

This press release contains forward - looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward - looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward Looking Statements” in the Company’s Annual Report on Form 20 - F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward - looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information data)

###

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Santiago Casado / Tel: (52 55) 5261 2438 / scasado@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55)4438 1205 / aolmosc@televisa.com.mx
María Eugenia Zurita / Tel: (52 55) 5224 6360 / mezurita@televisa.com.mx

www.televisair.com

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2018 RESULTS	10

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2018 AND 2017
(Millions of Mexican Pesos)

	December 31,		December 31,
	2018		20171
ASSETS	(Unaudited)		(Unaudited)

Current assets:
Cash and cash equivalents	Ps.	32,068.3	Ps.	38,734.9
Temporary investments		31.0		71.2
Trade notes and accounts receivable, net		20,280.5		24,727.1
Other accounts and notes receivable, net		6,376.6		4,944.0
Derivative financial instruments		115.7		1,515.0
Due from related parties		1,078.3		860.2
Transmission rights and programming		7,785.7		5,890.9
Inventories		1,026.4		1,493.0
Other current assets		3,376.5		2,865.9
Total current assets		72,139.0		81,102.2

Non-current assets:
Derivative financial instruments		919.8		748.8
Transmission rights and programming		9,229.8		8,158.5
Investments in financial instruments		49,371.4		49,939.4
Investments in associates and joint ventures		10,546.7		14,110.7
Property, plant and equipment, net		87,342.5		85,719.8
Intangible assets, net		43,063.5		35,886.5
Deferred income tax assets		22,154.1		21,355.0
Other assets		3,075.6		199.2
Total non-current assets		225,703.4		216,117.9
Total assets	Ps.	297,842.4	Ps.	297,220.1

1 In accordance with IFRS 9 Financial Instruments, which became effective on January 1, 2018, we have restated, for comparison purposes, the previously reported presentation and recognition of changes in fair value of certain financial assets in our consolidated financial statements as of December 31, 2017 and for the year ended on that date, as if this new standard had been applied beginning on January 1, 2017.

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2018 RESULTS	11

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2018 AND 2017
 (Millions of Mexican Pesos)

	December 31,		December 31,
	2018		20171
LIABILITIES	(Unaudited)		(Unaudited)

Current liabilities:
Current portion of long-term debt and interest payable	Ps.	2,108.4	Ps.	2,103.8
Current portion of finance lease obligations		651.8		580.9
Current portion of other notes payable		1,288.4		1,178.4
Derivative financial instruments		148.1		-
Trade accounts payable and accrued expenses		22,029.5		19,959.8
Customer deposits and advances		14,059.1		18,798.3
Income taxes payable		3,054.8		2,524.4
Other taxes payable		1,280.3		1,172.5
Employee benefits		1,067.2		963.4
Due to related parties		714.5		991.5
Other current liabilities		2,550.8		2,491.8
Total current liabilities		48,952.9		50,764.8
Non-current liabilities:
Long-term debt, net of current portion		120,983.6		121,993.1
Finance lease obligations, net of current portion		4,666.1		5,041.9
Other notes payable, net of current portion		1,288.4		2,505.6
Derivative financial instruments		-		-
Income taxes payable		3,141.4		4,730.6
Deferred income tax liabilities		8,390.5		9,037.5
Post-employment benefits		962.5		716.1
Other long-term liabilities		4,676.0		2,773.5
Total non-current liabilities		144,108.5		146,798.3
Total liabilities		193,061.4		197,563.1

EQUITY
Capital stock		4,907.8		4,978.1
Additional paid-in-capital		15,889.8		15,889.8
		20,797.6		20,867.9
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		70,833.1		68,320.2
Net income for the period		6,009.4		3,973.4
		78,981.5		74,432.6
Accumulated other comprehensive income, net		4,150.7		5,150.2
Shares repurchased		(14,219.1)		(14,788.9)
		68,913.1		64,793.9
Equity attributable to stockholders of the Company		89,710.7		85,661.8
Non-controlling interests		15,070.3		13,995.2
Total equity		104,781.0		99,657.0
Total liabilities and equity	Ps.	297,842.4	Ps.	297,220.1

1Please refer to the footnote 1 in page 11.

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2018 RESULTS	12

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE AND TWELVE MONTHS ENDED DECEMEMBER 31, 2018 AND 2017
(Millions of Mexican Pesos)

	Three months ended December 31,				Twelve months ended December 31,
	2018		20171,2		2018		20171,2
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Net sales	Ps.	26,735.3	Ps.	25,992.0	Ps.	101,282.3	Ps.	93,586.2
Cost of sales		15,490.4		14,915.0		57,839.3		52,983.3
Selling expenses		2,986.1		2,876.4		11,023.4		10,446.6
Administrative expenses		3,505.5		3,414.1		13,729.3		13,459.5
Income before other expense		4,753.3		4,786.5		18,690.3		16,696.8
Other (expense) income, net		(1,089.0)		(1,156.8)		1,562.3		(2,453.6)
Operating income		3,664.3		3,629.7		20,252.6		14,243.2
Finance expense		(2,973.4)		(3,650.4)		(10,566.9)		(9,245.7)
Finance income		658.9		1,403.4		1,787.2		3,153.5
Finance expense, net		(2,314.5)		(2,247.0)		(8,779.7)		(6,092.2)
Share of (loss) income of associates and joint ventures, net		(378.0)		892.6		532.9		1,913.3
Income before income taxes		971.8		2,275.3		12,005.8		10,064.3
Income taxes		591.8		1,365.3		4,390.5		4,037.9
Net income	Ps.	380.0	Ps.	910.0	Ps.	7,615.3	Ps.	6,026.4

Net income attributable to:
Stockholders of the Company	Ps.	56.5	Ps.	343.3	Ps.	6,009.4	Ps.	3,973.4
Non-controlling interests		323.5		566.7		1,605.9		2,053.0
Net income	Ps.	380.0	Ps.	910.0	Ps.	7,615.3	Ps.	6,026.4

Basic earnings per CPO attributable to stockholders of the Company	Ps.	0.02	Ps.	0.12	Ps.	2.07	Ps.	1.36

1 Please refer to footnote 1 in page 11.
2 Certain 2017 figures previously reported as part of operating income were reclassified to other expense for comparison purposes, in connection with certain businesses that were disposed or suspended in the fourth quarter of 2017.

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2018 RESULTS	13

Fourth Quarter Results by Business Segment

The following table presents fourth quarter consolidated results ended December 31, 2018 and 2017, for each of our business segments. Fourth Quarter consolidated results for 2018 and 2017 are presented in millions of Mexican pesos.
Net Sales	4Q 2018%		4Q 2017%		Change %
Content	10,642.8	37.7	10,605.8	39.4	0.3
Sky	5,461.9	19.4	5,568.9	20.7	(1.9)
Cable	9,517.7	33.7	8,592.9	32.0	10.8
Other Businesses	2,598.0	9.2	2,118.1	7.9	22.7
Segment Net Sales	28,220.4	100.0	26,885.7	100.0	5.0
Intersegment Operations[1]	(1,485.1)		(893.7)		(66.2)
Net Sales	26,735.3		25,992.0		2.9

Operating Segment Income2	4Q 2018	Margin %	4Q 2017	Margin %	Change %
Content	4,036.7	37.9	3,919.5	37.0	3.0
Sky	2,214.6	40.5	2,324.1	41.7	(4.7)
Cable	4,005.7	42.1	3,671.7	42.7	9.1
Other Businesses	230.6	8.9	250.4	11.8	(7.9)
Operating Segment Income	10,487.6	37.2	10,165.7	37.8	3.2
Corporate Expenses	(586.8)	(2.1)	(606.2)	(2.3)	3.2
Depreciation and Amortization	(5,147.5)	(19.3)	(4,773.0)	(18.4)	(7.8)
Other Expense, net	(1,089.0)	(4.1)	(1,156.8)	(4.5)	5.9
Operating Income	3,664.3	13.7	3,629.7	14.0	1.0

[1] For segment reporting purposes, intersegment operations are included in each of the segment operations.
[2] Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2018 RESULTS	13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: February 25, 2019	By:	/s/ Luis Alejandro Bustos Olivares
		Name:	Luis Alejandro Bustos Olivares
		Title:	Legal Vice President and General Counsel